Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco Releases 2021 ESG Report

Saskatoon, Saskatchewan, Canada, July 8, 2022    .    .    .    .    .    .    .    .    .     .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) released its 2021 Environmental, Social, Governance (ESG) Report today. The report illustrates Cameco’s integration of ESG principles and practices in its overall strategy and day-to-day operations, including 2021 performance metrics and feature stories highlighting the company’s ESG commitments and targets.

In this report, Cameco has incorporated the relevant ESG performance indicators issued by the Sustainability Accounting Standards Board (SASB) and continued its progress toward integrating the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD). The report can be downloaded or read online at www.cameco.com/esg.

“This is Cameco’s 17th annual report on our sustainability performance, recapping a year in which the volatility of the COVID-19 pandemic continued to frustrate society and strain the economy,” said Cameco president and CEO Tim Gitzel. “Despite the challenges 2021 presented, Cameco once again proved our resilience. We kept our focus on ensuring the safety of our workers, collaborating with our partner communities, advancing innovation, developing our people, and contributing to global decarbonization efforts. We’re proud of our ESG performance for the year, which demonstrated our commitment to continuous improvement and added value for our shareholders.”

The 2021 ESG Report includes several notable highlights for Cameco:

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Through the dedication and diligence of our workforce, we recorded the best safety performance in our company’s history in 2021 (as measured by the Total Recordable Injury Rate), achieving a record performance for the fifth year in a row.

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Cameco remained one of Canada’s largest employers of Indigenous people and a leading supporter of Indigenous business, purchasing 82% of the services used at our operations in northern Saskatchewan from local companies and suppliers.

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We established an inclusion and diversity committee with representation from each of Cameco’s Canadian workplace locations to bolster our efforts in these areas. All new employees with our company received respectful workplace and unconscious bias training in 2021.

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About 200 individuals enrolled in 15 training courses that we offered free of charge to Residents of Saskatchewan’s North to enhance employability and build capacity in areas such as digital readiness, knowledge of the mining industry and understanding of Cameco’s operations.

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We implemented a northern Saskatchewan Indigenous apprenticeship program for instrumentation technologists in 2021. Five individuals from this program are now working with Cameco, three of them (60%) being women.

•	Cameco ranked in the top 10% (18th out of 222 companies) in the Globe and Mail’s Board Games 2021 evaluation of TSX-listed corporations, based on a wide-ranging set of governance criteria.

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Cameco established a multi-departmental climate transition working group in 2021 to intensify our analysis of opportunities and risks, focused on the identification of initiatives aimed at achieving incremental and transformative energy and GHG reduction, evaluating climate-related physical risks to our northern Saskatchewan operations, and conducting a TCFD gap analysis.

•	More than 90% of Cameco employees participated in virtual, interactive culture workshops in 2021, discussing topics such as safety, diversity, corporate citizenship and building our company’s future.

“Cameco’s stakeholders expect us to be good corporate citizens and to manage the company for long-term sustainability,” Gitzel said. “Our ESG reports enable our partner communities, workers, investors, customers, governments and others to see Cameco’s objectives in action and gauge our performance for themselves.”

Cameco’s board of directors and executive team oversee the company’s ESG strategy, execution and reporting. With the inclusion of a third-party limited assurance on a number of performance indicators, today’s release continues the evolution in Cameco’s ESG reporting. In addition to SASB and TCFD, the report contains other key ESG performance indicators that we believe have an important bearing on Cameco’s long-term sustainability, some of which are unique to our company and some of which are based on the GRI Standards framework that we used as the basis of our sustainability reporting prior to 2020.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Utilities around the world rely on our nuclear fuel products to generate power in safe, reliable, carbon-free nuclear reactors. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

Caution Regarding Forward-Looking Information and Statements

This news release includes statements considered to be forward-looking information or forward-looking statements under Canadian and U.S. securities laws (which we refer to as forward-looking information), including: our views on the transition to a low-carbon economy, the demand for clean electricity, and the role of nuclear energy; our expectations regarding Cameco’s role in combatting climate change; our target of reducing Cameco’s GHG footprint and ambition of reaching net-zero emissions; our key ESG goals; and our expectation that we will continue to progress in addressing TCFD recommendations. This forward-looking information is based on a number of assumptions, including assumptions regarding: carbon emission reduction, the demand for clean energy and the contribution that could be made by nuclear energy to reduce climate change; our assumption that our GHG footprint reduction targets can be achieved; and our ability to advance our ESG goals and address TCFD recommendations. This information is subject to a number of risks, including: the risk that carbon reduction goals may not be achieved within the expected timeframe, if at all; the risk that the demand for clean electricity will not meet the level we expect, or that nuclear energy will not make the contribution to carbon reduction that we expect; the risk that we may not be successful in achieving our GHG footprint reduction and carbon emission goals; the risk that our estimates and forecasts and the data underlying them may be inaccurate; and the risk that we will face unexpected challenges or delays in advancing our ESG goals or addressing TCFD recommendations. Additional assumptions and risks are detailed in the Caution About Forward-Looking Information in our ESG Report. The forward-looking information in this news release represents our current views, and actual results may differ significantly. Forward-looking information is designed to help you understand our current views, and may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

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Investor inquiries:

Rachelle Girard

306-956-6403

rachelle_girard@cameco.com

Media inquiries:

Jeff Hryhoriw

306-385-5221

jeff_hryhoriw@cameco.com